PRODUCT SUPPLEMENT
(TO PROSPECTUS DATED MAY 18, 2010
AND PROSPECTUS SUPPLEMENT
DATED AUGUST 25, 2010)

Product Supplement No. 4-I to
Registration Statement Nos. 333-162219 and 333-162219-01
Dated August 25, 2010
Rule 424(b)(2)



The Royal Bank of Scotland plc
RBS Notes[SM]
Senior Floating Rate Notes
fully and unconditionally guaranteed by
The Royal Bank of Scotland Group plc

CPI Rate Notes

The amount of interest payable on the CPI Rate Notes, which we will refer to as the "Notes," will be linked in whole or in part to changes in the Consumer Price Index. Unless otherwise specified in the relevant Pricing Supplement, the Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and reported on Bloomberg or any successor service.

Any payment on the Notes is subject to the creditworthiness (*i.e.*, the ability to pay) of The Royal Bank of Scotland plc, as issuer, and The Royal Bank of Scotland Group plc, as guarantor.

This Product Supplement describes terms that will apply generally to the Notes and supplements the terms described in the accompanying Prospectus Supplement and Prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to any specific issue of Notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as Pricing Supplements. If the terms described in the relevant Pricing Supplement are inconsistent with those described herein or in the accompanying Prospectus Supplement or Prospectus, the terms described in the relevant Pricing Supplement shall control.

The Notes are our unsecured and unsubordinated obligations and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

The Notes involve risks not associated with an investment in conventional debt securities. See "Risk Factors" beginning on PS-5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these Notes, or determined if this Product Supplement, the Prospectus Supplement or Prospectus or any relevant Pricing Supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The agents are not obligated to purchase the Notes but have agreed to use reasonable efforts to solicit offers to purchase the Notes. **To the extent the full aggregate principal amount of the Notes being offered by the relevant Pricing Supplement is not purchased by investors in the offering, one or more of our affiliates may agree to purchase all or part of the unsold portion, which may constitute up to 15% of the total aggregate principal amount of the Notes, and to hold such Notes for investment purposes. See "Holdings of the Notes by Our Affiliates and Future Sales" under the heading "Risk Factors" and "Plan of Distribution (Conflicts of Interest)."** The relevant Pricing Supplement, this Product Supplement and the accompanying Prospectus Supplement and Prospectus may be used by our affiliates in connection with offers and sales of the Notes in market-making transactions.

RBS Securities Inc.

In this Product Supplement, the terms "we," "us," "our" and RBS refer to The Royal Bank of Scotland plc and the term "RBSG" means The Royal Bank of Scotland Group plc, our parent company. We refer to the Notes offered by the relevant Pricing Supplement and the related guarantees as the "Notes" and to each individual security offered thereby as a "Note."

RBS Notes[SM] is a service mark of The Royal Bank of Scotland plc.

Any Notes issued, sold or distributed pursuant to the relevant Pricing Supplement may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

SUMMARY

The following summary answers some questions that you might have regarding the Notes in general terms only. It does not contain all the information that may be important to you. You should read the summary together with the more detailed information that is contained in the rest of this Product Supplement and in the accompanying Pricing Supplement, Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in "Risk Factors." In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Notes.

What are the Notes?

The Notes are senior notes issued by us, The Royal Bank of Scotland plc, and are fully and unconditionally guaranteed by our parent company, The Royal Bank of Scotland Group plc The Notes have a maturity that will be specified in the relevant Pricing Supplement. The Notes are floating rate debt securities paying a variable interest rate linked to changes in the Consumer Price Index, which we refer to as the CPI. Unless otherwise specified in the relevant Pricing Supplement, the CPI for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and reported on Bloomberg or any successor service.

This Product Supplement describes terms that will apply generally to the Notes and supplements the terms described in the accompanying Prospectus Supplement and Prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to any specific issue of Notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as Pricing Supplements. If the terms described in the relevant Pricing Supplement are inconsistent with those described herein or in the accompanying Prospectus Supplement or Prospectus, the terms described in the relevant Pricing Supplement shall control.

What will I receive at maturity of the Notes?

At maturity, you will receive, for each $1,000 principal amount Note, a cash payment equal to $1,000, plus accrued and unpaid interest (if any). **Any payment on the Notes is subject to the creditworthiness (i.e., the ability to pay) of The Royal Bank of Scotland plc, as issuer, and The Royal Bank of Scotland Group plc, as guarantor.**

What interest payments can I expect on the Notes?

Unless otherwise specified in the relevant Pricing Supplement, the interest accrued for each interest payment period on the Notes will equal the product of the outstanding principal amount of the Notes, the interest rate and the number of days in the interest payment period (calculated on the basis of a year of 360 days with twelve months of thirty days each) divided by 360.

The interest rate for each interest payment period is a fixed rate or is linked to the change in the CPI as described below under "How is the interest rate calculated?" The interest rate will never be less than the minimum interest rate, regardless of changes in the CPI. The minimum interest rate will be specified in the relevant Pricing Supplement and will not be less than 0.00%. The relevant Pricing Supplement may also specify a maximum interest rate. If a maximum interest rate applies, the interest rate will never be greater than the maximum interest rate, regardless of changes in the CPI.

Unless otherwise specified in the relevant Pricing Supplement, accrued and unpaid interest on the Notes is payable in arrears on each interest payment date. The relevant Pricing Supplement will specify the interest payment periods and the interest payment dates. No interest payment date will be more than twelve months after the immediately prior interest payment date or the issue date of the Notes, as applicable.

How is the interest rate calculated?

For each interest payment period, the relevant Pricing Supplement will specify whether the interest rate is

(a) the CPI rate (as described below) applicable to such interest payment period plus an additional amount of interest, referred to as the spread;

(b) the CPI rate applicable to such interest payment period multiplied by a number, referred to as the spread multiplier; or

(c) a fixed rate.

In no case will the interest rate for the Notes for any interest payment period be less than the minimum interest rate or, if applicable, greater than the maximum interest rate, regardless of changes in the CPI. The minimum interest rate will be at least 0.00%. The relevant Pricing Supplement will specify the spread, spread multiplier or fixed rate, as applicable, for each interest payment period. The interest rate will be linked to the CPI rate for one or more interest payment periods.

The CPI rate for any interest payment period will be calculated on the interest determination date for such interest payment period, in accordance with the following formula:

$$\text{CPI rate} \quad = \quad \frac{CPI_t - CPI_{t-x}}{CPI_{t-x}}$$

where:

CPI_t = CPI for a calendar month prior to the calendar month of the applicable interest reset date, which we refer to as the reference month, as specified in the relevant Pricing Supplement; and

CPI_{t-x} = CPI for a calendar month prior to the applicable reference month, as specified in the relevant Pricing Supplement.

Can you give me an example of the interest rate payable on the Notes?

Please refer to the relevant Pricing Supplement for an example of the interest rate payable on the Notes.

Do I get all my principal back at maturity?

Subject to the creditworthiness of The Royal Bank of Scotland plc, as the issuer of the Notes, and The Royal Bank of Scotland Group plc, as the guarantor of the issuer's obligations under the Notes, you will receive at maturity $1,000 per $1,000 principal amount of Notes. **However, if you sell the Notes prior to maturity, you will receive the market price for the Notes, which may or may not include any return of principal.** There may be little or no secondary market for the Notes. Accordingly, you should be willing to hold your Notes until maturity.

What is the minimum required purchase?

Unless otherwise specified in the relevant Pricing Supplement, you can purchase Notes in $1,000 denominations or in integral multiples thereof.

Is there a secondary market for the Notes?

Unless otherwise specified in the relevant Pricing Supplement, the Notes will not be listed on any securities exchange. Accordingly, there may be little or no secondary market for the Notes and, as such, information regarding independent market pricing for the Notes may be extremely limited or non-existent. You should be willing to hold your Notes until the maturity date.

Although it is not required to do so, we have been informed by our affiliate that when this offering is complete, it intends to make purchases and sales of the Notes from time to time in off-exchange transactions. If our affiliate does make such a market in the Notes, it may stop doing so at any time.

In connection with any secondary market activity in the Notes, our affiliate may post indicative prices for the Notes on a designated website or via Bloomberg. However, our affiliate is not required to post such indicative prices and may stop doing so at any time. **Investors are advised that any prices shown on any website or Bloomberg page are indicative prices only and, as such, there can be no assurance that any trade could be executed at such prices.** Investors should contact their brokerage firm for further information.

In addition, the issue price of the Notes includes the agents' commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes. The cost of hedging includes the profit component that our affiliate has charged in consideration for assuming the risks inherent in managing the hedging of the transactions. The fact that the issue price of the Notes includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the Notes. See "Risk Factors — The Inclusion of Commissions and Cost of Hedging in the Issue Price is Likely to Adversely Affect Secondary Market Prices" and "Use of Proceeds."

What is the tax treatment of the Notes?

Notes comprising each issuance under this Product Supplement will be treated either as "contingent payment debt instruments" or as "variable rate debt instruments" for U.S. federal income tax purposes, depending on the terms of such Notes and current and expected future levels of the CPI at the time of issuance. See "U.S. Federal Income Tax Consequences" for discussion of these treatments. Each Pricing Supplement will indicate the expected treatment of the Notes offered pursuant to that Pricing Supplement.

See "U.S. Federal Income Tax Consequences" for additional discussion regarding the U.S. federal income tax treatment of the Notes.

What is the CPI?

The CPI for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the "BLS") and published on Bloomberg CPURNSA or any successor source. You should read "Public Information Regarding the CPI" in this Product Supplement for additional information regarding the CPI.

Tell me more about The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc.

See "The Royal Bank of Scotland plc" and "The Royal Bank of Scotland Group plc" in the accompanying prospectus dated May 18, 2010.

What is the relationship between The Royal Bank of Scotland plc, The Royal Bank of Scotland Group plc and RBS Securities Inc.?

RBS Securities Inc., which we refer to as RBSSI, is an affiliate of The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc. RBSSI will act as calculation agent for the Notes, and is acting as agent for this offering. RBSSI will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, which is commonly referred to as FINRA, regarding a FINRA member firm's distribution of the securities of an affiliate. See "Risk Factors — Potential Conflicts of Interest between Holders of Notes and the Calculation Agent" and "Plan of Distribution (Conflicts of Interest)" in this Product Supplement.

Who will determine the CPI rate and the interest rate on each interest determination date?

We have appointed our affiliate, RBS Securities Inc., which we refer to as RBSSI, to act as calculation agent for the Notes. As calculation agent, RBSSI will determine the interest rate and, if applicable, the CPI rate on each interest determination date. The calculation agent may be required, due to events beyond our control, to adjust any of these calculations, which we describe "Description of Notes — Discontinuance of the CPI; Alteration of Method of Calculation."

Who invests in the Notes?

The Notes are not suitable for all investors. The Notes might be considered by investors who:

- prefer an investment that returns the principal amount at maturity, subject to the creditworthiness of RBS, as issuer of the Notes, and RBSG, as the guarantor of RBS's obligations under the Notes;

- are willing to accept the risk that a decrease in the CPI may result in an interest rate equal to the minimum interest rate, which could be zero; and

- are willing to hold the Notes until maturity.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Notes.

What are some of the risks in owning the Notes?

Investing in the Notes involves a number of risks. We have described the most significant risks relating to the Notes under the heading "Risk Factors" in this Product Supplement, which you should read before making an investment in the Notes.

Some selected risk considerations include:

- *CPI Risk.* Because the interest rate payable on the Notes for some or all interest payment periods will be linked to changes in the CPI, if the level of the CPI decreases or does not increase, you may receive lower or no interest for one or more interest payment periods. Additionally, if the Bureau of Labor Statistics changes the way the CPI is calculated, this may also result in lower or no interest payments on the Notes. The interest rate paid on the Notes and consequently the value of the Notes may be less than the rate on interest rate debt securities with the same maturity issued by us or an issuer with a comparable credit rating.

- *Credit Risk.* Because you are purchasing a security from us, you are assuming our credit risk. In addition, because the Notes are fully and unconditionally guaranteed by RBSG, you are also assuming the credit risk of RBSG in the event that we fail to make any payment required by the terms of the Notes. This means that if The Royal Bank of Scotland plc or RBSG fail, become insolvent or are otherwise unable to pay their obligations under the Notes, you could lose some or all of your initial principal investment.

- *Liquidity Risk.* Unless otherwise specified in the relevant Pricing Supplement, the Notes will not be listed on any securities exchange. Accordingly, there may be little or no secondary market for the Notes and information regarding independent market pricing for the Notes may be very limited or non-existent. If you sell your Notes in the secondary market, if any, prior to maturity, you will receive the market price of the Notes, which could be zero. The value of the Notes in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions. Since the issue price includes and secondary market transactions are likely to exclude the agents' commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes, the secondary market prices of the Notes are expected to be adversely affected.

What if I have more questions?

You should read "Description of Notes" in this Product Supplement for a detailed description of the general terms of the Notes. The relevant Pricing Supplement will describe the terms that apply specifically to the Notes. The Notes are senior notes issued as part of our RBS Notes[SM] program and guaranteed by RBSG. The Notes offered by us will constitute our unsecured and unsubordinated obligation and rank pari passu without any preference among them and with all our other present and future unsecured and unsubordinated obligations. The guarantee of RBSG will constitute RBSG's unsecured and unsubordinated obligation and rank pari passu without any preference among them and with all RBSG's other present and future unsecured and unsubordinated obligations. You can find a general description of our RBS Notes[SM] program in the accompanying Prospectus Supplement. We also describe the basic features of this type of note in the sections of the accompanying Prospectus Supplement called "Description of Notes" and "Notes Linked to Commodity Prices, Single Securities, Economic or Financial Measures and Baskets or Indices Thereof."

You may contact our principal executive offices at RBS Gogarburn P.O. Box 1000, Edinburgh EH12 1HQ, Scotland, United Kingdom. Our telephone number is +44-131-626-0000.

RISK FACTORS

This section describes the most significant risks relating to the Notes. For a discussion of certain general risks associated with your investment in the Notes, please refer to the section entitled "Risk Factors" beginning on page S-2 of the accompanying Prospectus Supplement. **You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Notes.**

The Notes Are Not Ordinary Senior Notes; the Interest Rate on the Notes Could Be Zero

The terms of the Notes differ from those of ordinary debt securities in that interest rate on the Notes for some or all interest payment periods will be linked to changes in the level of the CPI determined each interest payment period over the term of the Notes.

For interest payment periods where the interest rate includes a spread, investors in the Notes will receive an interest payment for the applicable interest payment period equal to the change in the CPI over the relevant measurement period, whether positive or negative, plus a spread, as set forth in the relevant Pricing Supplement. If the CPI neither increases nor decreases during a relevant measurement period, which is likely to occur when there is little or no inflation or deflation, you will receive interest payments for that interest payment period equal to the spread. In the event of a decrease in the CPI over the relevant measurement period, such as in periods of deflation, an investor in the Notes will receive an interest payment for the applicable interest payment period that is less than the spread (but not less than the minimum interest rate). If the CPI declines over the relevant measurement period by an amount equal to or greater than the spread, which is likely to occur when there is significant deflation, investors in the Notes will not receive an interest payment with respect to that interest payment period. **In that event, with respect to such interest payment periods, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.**

For interest payment periods where the interest rate includes a spread multiplier, investors in the Notes will receive an interest payment for the applicable interest payment period equal to the increase in the CPI over the relevant measurement period, if any, times the spread multiplier, as set forth in the relevant Pricing Supplement. Therefore, in the event of a decrease in the CPI (or no change in the CPI) over the relevant measurement period, such as in periods of deflation, an investor in the Notes will not receive an interest payment with respect to that interest payment period. **In that event, with respect to such interest payment periods, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.**

The Amount Of Interest Payable On The Notes In Any Interest Payment Period May Be Capped

If the relevant Pricing Supplement specifies a maximum interest rate, the interest rate on the Notes will be capped for at the maximum interest rate, regardless of changes in the CPI. Accordingly, in periods of moderate to high inflation, as measured by the CPI, you may not receive the full benefit of the increase in the CPI for corresponding interest payment period due to the maximum interest rate.

The Interest Rate on the Notes May Be Below the Rate Otherwise Payable on Similar Floating Rate Securities Issued by Us

The interest rate and therefore the value of the Notes is based on the level of the CPI as determined on the applicable interest determination date. If the level of the CPI decreases, does not change or does not sufficiently increase, your return on the Notes may be less than returns on similar floating rate securities with the same maturity issued by us that are not linked to the CPI. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives. We have no control over the fluctuations in the value of the CPI.

The Interest Rate On The Notes May Not Reflect The Actual Levels Of Inflation Affecting You

The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting you. Accordingly, an investment in the Notes may not fully offset any inflation actually experienced by investors in the Notes.

The Historical Levels of the CPI Are Not an Indication of the Future Levels of the CPI

The historical levels of the CPI are not an indication of the future levels of the CPI over the term of the Notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

Except for those interest payment periods, if any, for which the applicable interest rate is a fixed rate, you will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

The CPI Itself and the Way It Is Calculated May Change in the Future Which Could Adversely Affect the Value of the Notes

Except for those interest payment periods, if any, for which the applicable interest rate is a fixed rate, your interest rate is based on the CPI. There can be no assurance that the Bureau of Labor Statistics of the U.S. Labor Department, which we refer to as the BLS, will not change the method by which it calculates the CPI. Changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payments with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced. In addition, if the CPI is substantially altered, or discontinued, a substitute index may be employed to calculate the interest payable on the Notes, as described in "Description of Notes – Discontinuance of the CPI; Alteration of Method of Calculation" below, and that substitution may also adversely affect the value of the Notes. We have no control over the way the CPI is calculated.

Credit Risk of The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc, and their Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

You are dependent on The Royal Bank of Scotland plc's ability to pay all amounts due on the Notes, and therefore you are subject to the credit risk of The Royal Bank of Scotland plc and to changes in the market's view of The Royal Bank of Scotland plc's creditworthiness. In addition, because the Notes are unconditionally guaranteed by The Royal Bank of Scotland plc's parent company, The Royal Bank of Scotland Group plc, you are also dependent on the credit risk of The Royal Bank of Scotland Group plc in the event that The Royal Bank of Scotland plc fails to make any payment required by the terms of the Notes. Any actual or anticipated decline in The Royal Bank of Scotland plc or The Royal Bank of Scotland Group plc's credit ratings or increase in their credit spreads charged by the market for taking credit risk is likely to adversely affect the value of the Notes.

Our credit ratings are an assessment, by each rating agency, of our ability to pay our obligations, including those under the Notes. Credit ratings are subject to revision, suspension or withdrawal at any time by the assigning rating organization in their sole discretion. However, because the return on the Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, an improvement in our credit ratings will not necessarily increase the market value of the Notes and will not reduce market risk and other investment risks related to the Notes. Credit ratings (i) do not reflect market risk, which is the risk that the level of the Consumer Price Index may remain unchanged or fall so that you receive no return on the Notes, (ii) do not address the price, if any, at which the Notes may be resold prior to maturity (which may be substantially less than the issue price of the Notes) and (iii) are not recommendations to buy, sell or hold the Notes. See "Risk Factors — Market Price of the Notes Influenced by Many Unpredictable Factors."

Although We Are a Bank, the Notes Are Not Bank Deposits and Are Not Insured or Guaranteed by the Federal Deposit Insurance Corporation, The Deposit Insurance Fund or Any Other Government Agency

The Notes are our obligations but are not bank deposits. In the event of our insolvency the Notes will rank equally with our other unsecured, unsubordinated obligations and will not have the benefit of any insurance or guarantee of the Federal Deposit Insurance Corporation, The Deposit Insurance Fund or any other governmental agency.

Unless Otherwise Specified in the Relevant Pricing Supplement, the Notes Will Not be Listed on Any Securities Exchange; Secondary Trading May Be Limited

You should be willing to hold your Notes until the maturity date. Unless otherwise specified in the relevant Pricing Supplement, the Notes will not be listed on any securities exchange; accordingly, there may be little or no secondary market for the Notes and information regarding independent market pricing for the Notes may be very limited or non-existent. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Our affiliate has informed us that, upon completion of the offering, it intends to purchase and sell the Notes from time to time in off-exchange transactions, but it is not required to do so. If our affiliate does make such a market in the Notes, it may stop doing so at any time. In addition, the total principal amount of the Notes being offered by the relevant Pricing Supplement may not be purchased by investors in the offering, and one or more of our affiliates may agree to purchase all or part of the unsold portion, which may constitute up to 15% of the total aggregate principal amount of the Notes. Such affiliate or affiliates intend to hold the Notes for investment purposes, which may affect the supply of Notes available for secondary trading and therefore adversely affect the price of the Notes in any secondary trading. If a substantial portion of any Notes held by our affiliates were to be offered for sale following this offering, the market price of such Notes could fall, especially if secondary trading in such Notes is limited or illiquid.

Market Price of the Notes Are Influenced by Many Unpredictable Factors

The market price of the Notes may move up and down between the date you purchase them and the maturity date. Many economic and market factors will influence the market price of the Notes. We expect that, generally, the level of the CPI on any day will affect the market price of the Notes more than any other single factor. However, you should not expect the market price of the Notes in the secondary market to vary in proportion to changes in the level of the CPI. The market price of the Notes will be affected by a number of other factors that may either offset or magnify each other, including

- the expected volatility in the CPI;

- interest and yield rates in the market, and the volatility of those rates;

- economic, financial, political, regulatory or judicial events that affect consumer prices generally;

- the time remaining to the maturity of the Notes;

- the creditworthiness of RBS, as issuer of the Notes, and RBSG, as the guarantor of RBS's obligations under the Notes. Any person who purchases the Notes is relying upon the creditworthiness of RBS and RBSG and has no rights against any other person. The Notes constitute the general, unsecured and unsubordinated contractual obligations of RBS and RBSG.

Factors that may affect the CPI include:

- general economic, financial, political or regulatory conditions;

- fluctuations in the prices of various consumer goods and energy resources; and

- inflation and expectations concerning inflation.

These factors interrelate in complex ways, and the effect of one factor on the market price of your Notes may offset or enhance the effect of another factor. You cannot predict the future performance of the CPI based on its historical performance. The CPI may decrease such that you may receive a minimal or no return on your investment.

Some or all of these factors will influence the price that you will receive if you sell your Notes prior to maturity in the secondary market, if any. If you sell your Notes prior to maturity, the price at which you are able to sell your Notes may be at a discount, which could be substantial, from the principal amount. **Thus, if you sell your Note before maturity, you may not receive back your entire principal amount.**

The Inclusion of Commissions and Cost of Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the agents are willing to purchase Notes in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the profit component included in the cost of hedging our obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by the agents, as a result of dealer discounts, mark-ups or other transaction costs.

Hedging and Trading Activities by Us or Our Affiliates Could Affect Market Prices of the Notes; No Security Interest in Securities or Other Financial Instruments Held by Us

We and our affiliates may carry out hedging activities that minimize our risks related to the Notes, including trading in instruments linked to the CPI. In particular, on or prior to the date of the relevant Pricing Supplement, we, through our affiliates, hedged our anticipated exposure in connection with the Notes by taking positions in inflation-linked United States treasury bonds and/or other instruments that we deemed appropriate in connection with such hedging.

Through our affiliates, we may modify our hedge position during the life of the Notes by purchasing and selling inflation-linked United States treasury bonds or positions in other securities or instruments that we may wish to use in connection with such hedging. We cannot give any assurance that we have not or will not affect such value as a result of our hedging or trading activities and it is possible that we or one of more of our affiliates could receive substantial returns from these hedging activities while the market price of the Notes may decline.

The indenture governing the Notes does not contain any restrictions on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the securities or other instruments acquired by us or our affiliates. Neither we nor RBSG nor any of our affiliates will pledge or otherwise hold those securities or other instruments for the benefit of you. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us or RBSG, as the case may be, any of those securities or instruments that we or RBSG own will be subject to the claims of our creditors or RBSG's creditors generally and will not be available specifically for the benefit of the you.

Potential Conflicts of Interest between Holders of Notes and the Calculation Agent

Our affiliate, RBSSI, will serve as the calculation agent. RBSSI will, among other things, determine the interest rate and, if applicable, the CPI rate on each interest determination date. RBSSI and other affiliates may carry out hedging activities related to the Notes, including trading in instruments related to the CPI. RBSSI and some of our other affiliates also trade those instruments on a regular basis as part of their general broker-dealer businesses. Any of these activities could influence RBSSI's determinations as calculation agent.

Moreover, the issue price of the Notes includes the agents' commissions and certain costs of hedging our obligations under the Notes. Our affiliates through which we hedge our obligations under the Notes expect to make a profit. Since hedging our obligations entails risk and may be influenced by market forces beyond our affiliates' control, such hedging may result in a profit that is more or less than initially projected.

Holdings of the Notes by Our Affiliates and Future Sales

Certain of our affiliates may purchase for investment a portion of the Notes that has not been purchased by investors in a particular offering of Notes, which initially they intend to hold for investment purposes. As a result, upon completion of such an offering, our affiliates may own up to 15% of the aggregate principal amount of the Notes. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. For example, our affiliates may attempt to sell the Notes that they had been holding for investment purposes at the same time that you attempt to sell your Notes, which could depress the price, if any, at which you can sell your Notes. Moreover, the liquidity of the market for the Notes, if any, could be substantially reduced as a result of our affiliates holding the Notes. See "— The Notes Will Not be Listed on any Securities Exchange; Secondary Trading May Be Limited." In addition, our affiliates could have substantial influence over any matter subject to consent of the security holders.

PUBLIC INFORMATION REGARDING THE CPI

The CPI for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the "**BLS**") and published on Bloomberg CPURNSA or any successor source. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors' and dentists' services and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Disclaimer by Us, RBSG and the Calculation Agent

All information in this Product Supplement relating to the CPI is derived from publicly available information released by the BLS and other public sources. Neither we nor RBSG nor the Calculation Agent has independently verified any such information. Neither we nor RBSG nor the Calculation Agent shall have any responsibility for any error or omissions in the calculation and publication of the CPI by the BLS.

DESCRIPTION OF NOTES

Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement. The term "Note" refers to each CPI Rate Note, which are fully and unconditionally guaranteed by RBSG.

Pricing Date	As specified in the relevant Pricing Supplement.
Issue Price	Unless otherwise specified in the relevant Pricing Supplement, 100%.
Maturity Date	As specified in the relevant Pricing Supplement, subject to postponement as described under "Description of Notes — Fixed Rate Notes — If a Payment Date Is not a Business Day" in the accompanying Prospectus Supplement.
Specified Currency	U.S. Dollars
Denominations..........................	Unless otherwise specified in the relevant Pricing Supplement, the Notes may be purchased in minimum denominations of $1,000 and integral multiples thereof.
Form of Notes	The Notes will be represented by a single registered global security, deposited with the Depository Trust Company.
Guarantee.................................	The payment obligations of The Royal Bank of Scotland plc under the Notes, when and as they shall become due and payable, whether at maturity or upon acceleration, are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc.
Payment at Maturity..................	For each $1,000 principal amount Note, a cash payment equal to $1,000, plus accrued and unpaid interest (if any).
Interest.....................................	Unless otherwise specified in the relevant Pricing Supplement, the Interest accrued for each Interest Payment Period on the Notes will equal the product of the outstanding principal amount of the Notes, the Interest Rate and the number of days in the Interest Payment Period (calculated on the basis of a year of 360 days with twelve months of thirty days each) divided by 360.
Interest Rate	For each Interest Payment Period, the relevant Pricing Supplement will specify whether the Interest Rate is (a) the CPI Rate applicable to such Interest Payment Period plus an additional amount of interest, referred to as the Spread; (b) the CPI Rate applicable to such Interest Payment Period multiplied by a number, referred to as the Spread Multiplier; or (c) a Fixed Rate. **In no case will the Interest Rate for the Notes for any Interest Payment Period be less than the Minimum Interest Rate or, if applicable, greater than the Maximum Interest Rate, regardless of changes in the CPI.** The Minimum Interest Rate will be at least 0.00%. The Interest Rate will be linked to the CPI Rate for one or more Interest Payment Periods.
CPI Rate	The CPI Rate for any Interest Payment Period will be calculated on the Interest Determination Date for such Interest Payment Period, in accordance with the following formula:

$$\text{CPI Rate} = \frac{CPI_t - CPI_{t-x}}{CPI_{t-x}}$$

where:

CPI_t = CPI for a calendar month prior to the calendar month of the applicable Interest Reset Date, which we refer to as the reference month, as specified in the relevant Pricing Supplement; and

CPI_{t-x} = CPI for a calendar month prior to the applicable reference month, as specified in the relevant Pricing Supplement.

If by 3:00 p.m., New York City time, on any Interest Determination Date, the CPI is not published on Bloomberg screen CPURNSA for any relevant month, but has otherwise been reported by the BLS, then the Calculation Agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPI_t and CPI_{t-x}, the Calculation Agent will use the most recently available value of the CPI determined as described above and in the relevant Pricing Supplement on the applicable Interest Determination Date, even if such value has been adjusted from a previously reported value for the relevant month. However, if a value of CPI_t or CPI_{t-x} used by the Calculation Agent on any Interest Determination Date to determine the Interest Rate on the Notes is subsequently revised by the BLS, the Interest Rate determined on such Determination Date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

CPI...	Unless otherwise specified in the relevant Pricing Supplement, the CPI for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and reported on Bloomberg or any successor service.
Spread	If applicable, as specified in the relevant Pricing Supplement for each Interest Payment Period.
Spread Multiplier........................	If applicable, as specified in the relevant Pricing Supplement for each Interest Payment Period.
Fixed Rate	If applicable, as specified in the relevant Pricing Supplement for each Interest Payment Period.
Minimum Interest Rate..............	As specified in the relevant Pricing Supplement, but not less than 0.00%.
Maximum Interest Rate	If applicable, as specified in the relevant Pricing Supplement.
Interest Payment Dates	As specified in the relevant Pricing Supplement. No Interest Payment Date will be more than twelve months after the immediately prior Interest Payment Date or the issue date of the Notes, as applicable.
Interest Payment Periods	The period beginning on and including the issue date of the Notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, or as specified in the relevant Pricing Supplement.
Interest Reset Dates.................	Unless otherwise specified in the relevant Pricing Supplement, the first day of each Interest Payment Period, commencing on the issue date of the Notes, provided that if an Interest Reset Date is not a business day, it will be postponed to the next succeeding business day.
Interest Determination Dates.....................................	Unless otherwise specified in the relevant Pricing Supplement, each Interest Reset Date.

Trustee......................................	Wilmington Trust Company
Securities Administrator............	Citibank, N.A.
Discontinuance of the CPI; Alteration of Method of Calculation	If, while the Notes are outstanding, the CPI is not published because it has been discontinued or has been substantially altered, an applicable substitute index will be chosen to replace the CPI for purposes of determining interest on the Notes. The applicable index will be that chosen by the Secretary of the Treasury for the Department of The Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the Calculation Agent in good faith and in accordance with general market practice at the time.
Alternate Calculation in case of an Event of Default...............................	In case an Event of Default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable for each Note upon any acceleration of the Notes shall be determined by RBSSI, as Calculation Agent, and shall be an amount in cash equal to $1,000 per $1,000 principal amount Note plus any accrued and unpaid interest calculated as if the date of acceleration were the Maturity Date. In such case, interest will be calculated on the basis of a 360-day year and the actual number of days in such adjusted Interest Payment Period and will be based on the CPI Rate on the Interest Determination Date immediately preceding such adjusted Interest Payment Period, unless otherwise specified in the relevant Pricing Supplement.

If the maturity of the Notes is accelerated because of an Event of Default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, and to the Securities Administrator at its Delaware office, on which notice the Trustee and the Securities Administrator may conclusively rely, and to DTC of the aggregate cash amount due with respect to the Notes, if any, as promptly as possible and in no event later than two business days after the date of acceleration. |
Calculation Agent......................	RBSSI, which is our affiliate. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us.
Additional Amounts...................	Subject to certain exceptions and limitations described in "Description of Notes — Additional Amounts" in the accompanying Prospectus Supplement, we or RBSG, as applicable, will pay such additional amounts with respect to the principal of, and payments on, the Notes that are necessary in order that the net amounts paid to holders of the Notes, after deduction or withholding for, or on account of, any and all present and future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any U.K. political subdivision thereof or authority that has the power to tax, will equal the amounts that would have been payable on the Notes if the deduction or withholding had not been required.
Tax Redemption	We or RBSG, as applicable, have the right to redeem the Notes prior to maturity in certain circumstances, including becoming obligated to pay additional amounts as a result of tax law changes on or after the date of the applicable pricing supplement, as further described in "Description of Notes — Tax Redemption" in the accompanying Prospectus Supplement.
Book Entry Note or Certificated Note	Book Entry

USE OF PROCEEDS

Unless otherwise specified in the relevant Pricing Supplement, the net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the Notes. The issue price of the Notes includes the agents' commissions (as shown on the cover page of the relevant Pricing Supplement) paid with respect to the Notes and the cost of hedging our obligations under the Notes. The cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also "Risk Factors — The Inclusion of Commissions and Cost of Hedging in the Issue Price is Likely to Adversely Affect Secondary Market Prices" and "Potential Conflicts of Interest between Holders of Notes and the Calculation Agent" and "Plan of Distribution (Conflicts of Interest)" in this Product Supplement and "Use of Proceeds" in the accompanying Prospectus Supplement.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of ownership and disposition of the Notes. It applies only to an investor who purchases Notes at their original issuance for the issue price and holds those Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this Product Supplement may affect the tax consequences described below, possibly with retroactive effect. It does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the Notes as a part of a straddle, conversion or integrated transaction, or U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. Please review the section of the accompanying Prospectus Supplement entitled "Taxation in the United Kingdom" for a discussion of U.K. tax considerations and the section entitled "United States Federal Income Taxation" for a discussion of considerations that may be relevant to a U.S. holder (as defined below) who does not purchase a Note at its original issuance for its issue price. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a Note who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes comprising each issuance under this Product Supplement will be treated either as "contingent payment debt instruments" ("**CPDI Notes**" and each a "**CPDI Note**") or as "variable rate debt instruments" ("**Variable Rate Notes**" and each a "**Variable Rate Note**") for U.S. federal income tax purposes. Each Pricing Supplement will indicate the expected treatment of the Notes offered pursuant to that Pricing Supplement.

Notes Treated as Contingent Payment Debt Instruments

CPDI Notes will be subject to the original issue discount ("**OID**") provisions of the Code and the Treasury regulations issued thereunder. You will be required to accrue as interest income in each year the OID on the CPDI Notes, with certain adjustments to reflect the difference, if any, between the actual and projected amounts of the contingent payments on the CPDI Notes, as described below. We are required to determine a "comparable yield" for each issuance of CPDI Notes. The "comparable yield" generally is the yield at which, in similar general market conditions, we could issue a fixed-rate debt instrument with terms similar to those of the CPDI Notes, including the level of subordination, term and timing of payments, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the CPDI Notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" representing a series of projected interest payments the amount and timing of which would produce a yield to maturity on the CPDI Notes equal to the comparable yield.

We will provide the comparable yield in the Pricing Supplement for the Notes. You may obtain the projected payment schedule by submitting a written request to our representative, whose name or title and address and/or telephone number we will provide in the applicable Pricing Supplement. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, of CPI-linked interest payments on the CPDI Notes.**

For U.S. federal income tax purposes, you are required to use the comparable yield and the projected payment schedule determined by us to calculate your interest accruals and any adjustments thereto in respect of the CPDI Notes, unless you timely disclose and justify the use of other estimates to the Internal Revenue Service (the "**IRS**").

You will be required for U.S. federal income tax purposes to accrue an amount of OID for each accrual period prior to and including the maturity (or earlier sale, exchange or retirement) of your CPDI Notes that equals the product of (i) the adjusted issue price of the CPDI Notes (as defined below) as of the beginning of the accrual period, (ii) the comparable yield of the CPDI Notes, adjusted for the length of the accrual period, and (iii) the number of days during the accrual period that you held the CPDI Notes divided by the number of days in the accrual period.

For U.S. federal income tax purposes, the "adjusted issue price" of a CPDI Note is its issue price increased by any interest income previously accrued (without regard to any positive or negative adjustments, as described below), and decreased by the projected amounts of all prior scheduled payments with respect to the CPDI Note, if any (without regard to the actual amounts paid). Regardless of your accounting method, you will be required to accrue OID on the CPDI Notes as interest income at the comparable yield, with adjustments described below to reflect the difference, if any, between the actual and projected amounts of the payments on the CPDI Notes.

You will be required to recognize additional interest income equal to the amount of any net positive adjustment, *i.e.*, the excess of actual CPI-linked interest payments over projected CPI-linked interest payments in respect of a CPDI Note for a taxable year. A net negative adjustment, *i.e.*, the excess of projected CPI-linked interest payments over actual CPI-linked interest payments in respect of the CPDI Note for a taxable year:

- will first reduce the amount of interest in respect of the CPDI Note that you would otherwise be required to include in income in the taxable year; and

- to the extent of any excess, will give rise to an ordinary loss equal to the excess of:

  o the amount of all previous interest inclusions under the CPDI Note over

  o the total amount of your net negative adjustments treated as ordinary loss on the CPDI Note in prior taxable years.

Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the CPDI Note or to reduce the amount realized on a sale, exchange or retirement of the CPDI Note. A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale, exchange or retirement of a CPDI Note prior to the scheduled maturity, you generally will recognize taxable gain or loss equal to the difference between the amount you receive and your basis in the CPDI Note. (At the scheduled maturity, you will be treated as receiving the projected payment due, and any difference between the amount received and the projected payment will be treated as a positive or negative adjustment, as described above.) Your basis in a CPDI Note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the CPDI Note (without regard to any positive or negative adjustments, as described above) and decreased by the projected amounts of all prior scheduled payments with respect to the CPDI Note (without regard to the actual amounts paid). Any gain will be treated as interest income and any loss will be treated first as ordinary loss, to the extent of previous interest inclusions less prior net negative adjustments that you took into account as ordinary loss, and then as capital loss.

Losses on a sale or exchange or at maturity are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to other limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

Notes Treated as Variable Rate Debt Instruments

Interest on Variable Rate Notes will be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes. Upon the sale, exchange or retirement of a Variable Rate Note, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (excluding any amount attributable to accrued interest which will be treated the same as a payment of interest) and your adjusted tax basis in the Variable Rate Note, which generally will equal the amount you paid to acquire the it.

Recently Enacted Legislation

Recently enacted legislation requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided. Individuals who purchase those notes should consult their advisers regarding this legislation.

Tax Consequences to Non-U.S. Holders

You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a Note who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust.

You are not a "non-U.S. holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a Note (including redemption at maturity).

Subject to the following paragraph, payments to you on the Notes, and any gain realized on a sale or exchange of the Notes, will be exempt from U.S. federal income tax, including withholding tax, provided generally that (i) you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable requirements; and (ii) such amounts are not effectively connected with your conduct of a trade or business in the United States.

Recently enacted legislation generally imposes a withholding tax of 30% on payments made after December 31, 2012 to certain foreign entities (including financial intermediaries) of interest payments on and the gross proceeds of dispositions of debt instruments issued after March 18, 2012 that give rise to U.S.-source interest, unless various U.S. information reporting and due diligence requirements have been satisfied. These requirements, which are in addition to, and potentially significantly more onerous than, the requirement to deliver an IRS Form W-8BEN, generally relate to ownership by U.S. persons of interest in or accounts with such entities. The Notes will give rise to U.S.-source interest and so will generally be subject to this regime if issued after March 18, 2012 unless an exception is provided under future guidance.

If you are engaged in a trade or business in the United States, and if income or gain from the Notes is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In this case, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

Interest (including OID) paid or accrued on the Notes prior to maturity, and the amount received from a sale, exchange or retirement of the Notes generally will be subject to information reporting unless you are an "exempt recipient" and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Unless otherwise specified in the relevant Pricing Supplement, we have appointed RBS Securities Inc. ("RBSSI") as agent for any offering of the Notes. RBSSI has agreed to use reasonable efforts to solicit offers to purchase the Notes. We will pay RBSSI, in connection with sales of the Notes resulting from a solicitation such agent made or an offer to purchase such agent received, a commission in an amount as specified in the relevant Pricing Supplement. RBSSI has informed us that, as part of its distribution of the Notes, it intends to reoffer the Notes to other dealers who will sell the Notes. Each such dealer engaged by RBSSI, or further engaged by a dealer to whom RBSSI reoffers the Notes, will purchase the Notes at an agreed discount to the initial offering price of the Notes. RBSSI has informed us that such discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same discount. RBSSI has also informed us that it may pay any dealer additional fees payable upon maturity of the Notes based on the performance of the Notes sold and/or additional fees payable annually based on the amount of Notes sold by such dealer in a particular calendar year; *provided* that the aggregate amount of such discounts and additional fees paid to all dealers for an offering shall not exceed the commission that RBSSI will receive from us. You can find a general description of the commission rates payable to the agents under "Plan of Distribution (Conflicts of Interest)" in the accompanying Prospectus Supplement.

RBSSI is an affiliate of ours and RBSG. RBSSI will conduct each offering of Notes in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, which is commonly referred to as FINRA, regarding a FINRA member firm's distribution of securities of an affiliate. Following the initial distribution of any of these Notes, RBSSI may offer and sell those Notes in the course of its business as broker-dealer. RBSSI may act as principal or agent in these transactions and will make any sales at varying prices related to prevailing market prices at the time of sale or otherwise. RBSSI may use this Product Supplement, the relevant Pricing Supplement and the accompanying Prospectus Supplement and Prospectus in connection with any of these transactions. RBSSI is not obligated to make a market in any of these Notes and may discontinue any market-making activities at any time without notice.

RBSSI or an affiliate of RBSSI may enter into one or more hedging transactions with us in connection with this offering of Notes. See "Use of Proceeds" above.

To the extent the full aggregate principal amount of the Notes being offered by the relevant Pricing Supplement is not purchased by investors in the offering, one or more of our affiliates may agree to purchase all or part of the unsold portion, which may constitute up to 15% of the total aggregate principal amount of the Notes, and to hold such Notes for investment purposes. See "Holdings of the Notes by Our Affiliates and Future Sales" under the heading "Risk Factors."



You should rely only on the information contained or incorporated by reference in this Product Supplement, the relevant Pricing Supplement, the Prospectus Supplement and the Prospectus. We have not authorized anyone else to provide you with different or additional information. We are offering to sell these Notes and seeking offers to buy these Notes only in jurisdictions where offers and sales are permitted. Neither the delivery of this Product Supplement nor the relevant Pricing Supplement, accompanying Prospectus Supplement or Prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of The Royal Bank of Scotland plc or The Royal Bank of Scotland Group plc since the date of the relevant Pricing Supplement or that the information contained or incorporated by reference in the accompanying Prospectus is correct as of any time subsequent to the date of such information.

TABLE OF CONTENTS

RBS
The Royal Bank of Scotland

The Royal Bank of Scotland plc

Senior Floating Rate Notes

fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc

CPI Rate Notes

PRODUCT SUPPLEMENT
(TO PROSPECTUS DATED MAY 18, 2010 AND PROSPECTUS SUPPLEMENT DATED AUGUST 25, 2010)

RBS Securities Inc.